UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2024.	Commission File Number: 001-14446

The Toronto-Dominion Bank

(Translation of registrant's name into English)

c/o General Counsel’s Office

P.O. Box 1, Toronto Dominion Centre,

Toronto, Ontario, M5K 1A2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐                     Form 40-F ☒

This Form 6-K, excluding Exhibit 99.7 hereto, is incorporated by reference into all outstanding Registration Statements of The Toronto-Dominion Bank filed with the U.S. Securities and Exchange Commission.

EXHIBIT INDEX

Exhibit	Description

99.1	Notice of Annual and Special Meeting of Common Shareholders and Management Proxy Circular

99.2	Form of Proxy – for registered common shareholders

99.3	Form of Proxy – for registered common shareholders under the Direct Registration System

99.4	Notice of 2024 Annual and Special Meeting of Common Shareholders and Notice of Availability of Meeting Materials

99.5	Board Charter

99.6	Marked Copy of the Proposed Amendments to By-Law No. 1

99.7	TD Modern Slavery and Human Trafficking Report

FORM 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK

DATE: March 12, 2024	By:	/s/ Caroline Cook
	Name:	Caroline Cook
	Title:	Associate Vice President, Legal